SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Commission File No. 1-15983

ArvinMeritor, Inc. Hourly Employees Savings Plan

(Full title of the plan)

ArvinMeritor, Inc.

2135 West Maple Road

Troy, Michigan 48084

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ARVINMERITOR, INC.

HOURLY EMPLOYEES SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1-2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits	3
as of December 31, 2006 and 2005

Statement of Changes in Net Assets Available for Benefits	4
for the Year Ended December 31, 2006
Notes to Financial Statements as of December 31, 2006 and 2005, and	5-9

for the Year Ended December 31, 2006

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2006:
Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)	10
as of December 31, 2006

SIGNATURES	11

EXHIBITS – Consents of Independent Registered Public Accounting Firms	12-13
NOTE:

All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable

Report of Independent Registered Public Accounting Firm

To ArvinMeritor, Inc. Employee Benefit Plan Committee, Hourly Employees Savings Plan and Participants:

We have audited the accompanying statement of net assets available for benefits of ArvinMeritor, Inc. Hourly Employees Savings Plan (the "Plan") as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2006 and the changes in net assets for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Clinton Township, Michigan

June 27, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To ArvinMeritor, Inc. Employee Benefit Plan Committee, Hourly Employees Savings Plan and Participants:

We have audited the accompanying statement of net assets available for benefits of ArvinMeritor, Inc. Hourly Employees Savings Plan (the “Plan”) as of December 31, 2005. This financial statement is the responsibility of the Plan’s management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2005 statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2 to the financial statements, the accompanying 2005 financial statements have been retrospectively adjusted for Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans.

/s/ DELOITTE & TOUCHE LLP

Detroit, Michigan

June 15, 2006 (June 27, 2007, as to the effect of the change in presentation of investments as described in
Note 2)

ARVINMERITOR, INC. HOURLY EMPLOYEES SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2006 AND 2005

	2006	2005

ASSETS
Participant directed investments:
Mutual funds	$ 13,024,949	$ 12,260,402
Common collective funds	21,021,282	26,415,827
Common stock	3,138,101	3,689,435
Participant loans	1,026,466	988,115

Total investments at fair value	38,210,798	43,353,779

Accrued receivables	38,171	44,878

TOTAL ASSETS	38,248,969	43,398,657

LIABILITIES - Accrued administrative expenses	6,606	75,803

Net assets at fair value	38,242,363	43,322,854

Adjustment from fair value to contract value for
interest in common collective trust funds relating
to fully benefit-responsive investment contracts	119,455	153,270

NET ASSETS AVAILABLE FOR BENEFITS	$ 38,361,818	$ 43,476,124

See accompanying notes to financial statements.

ARVINMERITOR, INC. HOURLY EMPLOYEES SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2006

Year Ended December 31, 2006
CONTRIBUTIONS :
Participant contributions	$ 1,860,991
Employer contributions, net of forfeitures	610,783

Total contributions	2,471,774

INVESTMENT INCOME :
Dividends and interest	1,551,290
Net appreciation in fair value of investments	2,689,959

Net investment income	4,241,249

DEDUCTIONS:
Benefits paid to participants	(11,451,343)
Administrative expenses	(23,267)
Transfers, net	(352,719)

Total deductions, net
(11,827,329)

DECREASE IN NET ASSETS	(5,114,306)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	43,476,124

End of year	$ 38,361,818

See accompanying notes to financial statements.

ARVINMERITOR, INC. HOURLY EMPLOYEES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005, AND FOR THE YEAR ENDED DECEMBER 31, 2006

1.	DESCRIPTION OF THE PLAN

The following description of the ArvinMeritor, Inc. Hourly Employees Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for complete information.

General – The Plan is a defined contribution retirement savings plan covering eligible hourly employees of ArvinMeritor, Inc (the “Company” or "ArvinMeritor"). Eligible employees may participate in the Plan immediately on the date they become employees. The Plan is administered by the Company’s Employee Benefit Plan Committee and the Plan Administrator. The trustee for the Plan assets is T. Rowe Price Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Employee Contributions – Eligible employees may elect to contribute up to 20% of their compensation, by electing to defer receipt of compensation (pre-tax contribution) or authorizing deductions from compensation (after-tax contribution), subject to the limits prescribed under the Internal Revenue Code (“IRC”). Participants can elect to have their contributions invested in 5% increments in various investment funds.

The Plan allows participants who are at least age 50 by the end of the plan year to make additional pre-tax contributions up to the limits prescribed under the IRC.

Employer Matching Contributions – Participants are immediately eligible for matching contributions. The Company’s match varies based on the participants' work location within the Company. Company matching contributions are invested according to the investment mix participants have elected for their own contributions. Prior June 1, 2005, Company contributions were in the form of ArvinMeritor common stock or cash invested in ArvinMeritor common stock.

Employer Pension Contributions – Non-union hourly employees hired after October 1, 2005 receive a Pension Contribution into the Plan in lieu of accruing benefits under the Company's defined benefit plan. The Pension Contributions are fully funded by the Company and are made to all eligible employees regardless of whether they choose to contribute to the Savings Plan. Pension Contributions range between 2% and 4% of participants’ compensation. Pension Contributions are invested according to the investment mix participants have elected for their own contributions. Pension Contributions vest in annual 20% increments beginning with the completion of the second year of service. Participants become fully vested after they reach 6 years of service. Forfeited pension contributions are netted against employer contributions.

Participant Accounts – Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, Pension Contributions, if applicable, and an allocation of Plan earnings and is charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on a participant’s compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments – Participants direct the investment of their contributions and the employer contributions into various investment options offered by the Plan. The Plan currently offers 12 mutual funds, 2 common collective trust funds and the Company’s common stock as investment options for participants.

ARVINMERITOR, INC. HOURLY EMPLOYEES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2006 AND 2005, AND FOR THE YEAR ENDED DECEMBER 31, 2006

Vesting – Amounts attributable to participant contributions and Company matching contributions are fully vested at all times. Pension Contributions become fully vested after participants reach 6 years of service.

Plan Withdrawals – Amounts contributed may be withdrawn by, or distributed to, a participant only upon (1) termination of employment or (2) attaining the age of 59 ½. Pre-tax withdrawals prior to attaining age 59 ½ are not permitted except in the event of retirement, disability or as a hardship distribution. Certain income tax penalities may apply to withdrawals or distributions prior to age 59 ½.

Payment of Benefits – On termination of service due to death, disability, retirement or other reasons, a participant would generally receive an amount equal to the value of the participant’s vested interest in their account as a lump-sum distribution.

Transfers – The Company also has savings plan for salaried employees. The Plan allows for employees changing status between hourly and salaried to move invested assets to the Plan that correlates to their current status.

Participant Loans – Participants may borrow from their fund accounts an amount not less than $1,000 and not greater than the lesser of (i) $50,000 less the amount of loans outstanding during the preceding 12-month period, (ii) amounts in the participant’s account attributable to participant contributions, or (iii) one-half of the participant’s vested account balance. The loans are secured by the balances in the respective participants’ accounts.

Interest is charged at 1% over the prime rate, which is defined as the base rate on corporate loans posted by at least 75% of the 30 largest U.S. banks. The loans are repaid through payroll deductions over periods not to exceed 60 months unless for the purchase of a primary residence. Payments of principal and interest are reinvested under the participant’s current investment election for new contributions. Participants may have only one outstanding loan at a time.

Plan Termination – Although the Company has not expressed any intent to terminate the Plan, it reserves the right to do so at any time. In the event of termination of the Plan, participants with outstanding Pension Contribution balances would become fully vested.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation – The Plan's investments are stated at fair value, except for a common collective trust fund that primarily invests in benefit-responsive investment contracts (commonly referred to as a stable value fund), which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the stable value common collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. The fair value of the remaining common collective trust fund is based on the quoted market values of the underlying investments. Mutual funds and common stock are reported at fair value based on quoted market prices. Participant loans are reported at their outstanding balances, which approximate fair value.

ARVINMERITOR, INC. HOURLY EMPLOYEES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2006 AND 2005, AND FOR THE YEAR ENDED DECEMBER 31, 2006

Security Transactions and Investment Income – Purchases and sales of securities are reported on trade-date basis. Dividends are recorded on the ex-dividend date and interest income is recorded on the accrual basis.

Administrative Expenses – Administrative expenses for services required by the plan document are paid by the Plan. All expenses not required by the Plan are paid by the Company. The amounts reported in the financial statements represent administrative expenses paid by the Plan.

Benefit Payments – Benefit payments to participants are recorded upon distribution.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments which are exposed to various risks related to, among other things, interest rate, foreign currency, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Change in Presentation – In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1 (FSP), Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans. This FSP requires investments in benefit-responsive investment contracts to be presented at both fair value and contract value on the statement of net assets available for benefits. The result of the implementation of the FSP was to decrease investments and to increase the adjustment from fair value to contract value by $119,455 and $153,270 as of December 31, 2006 and 2005, respectively. There was no impact to total net assets as of December 31, 2006 and 2005.

ARVINMERITOR, INC. HOURLY EMPLOYEES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2006 AND 2005, AND FOR THE YEAR ENDED DECEMBER 31, 2006

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005 are as follows:

	2006	2005

Mutual Funds - at fair value:
Pimco U.S. Treasury Intermediate Fund	$ 1,965,025	$ 2,376,511
T. Rowe Price Mid-Cap Growth Fund	2,597,330	2,795,920
T. Rowe Price Growth and Income Fund	3,083,781	3,392,063
Common Collective Trust Fund - at contract value:
T. Rowe Price Stable Value Common Trust Fund	14,053,460	18,367,717
Common Collective Trust Fund - at fair value:
T. Rowe Price Equity Index Trust Fund	7,087,277	8,201,380
Common Stock - at fair value:
ArvinMeritor	3,138,101	3,689,435

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Year Ended December 31, 2006

Mutual Funds	$ 726,233
Common Collective Trust Funds	1,149,038
Common Stock - ArvinMeritor	814,688

Net appreciation	$ 2,689,959

4.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated July 15, 2002, that the Plan was designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

ARVINMERITOR, INC. HOURLY EMPLOYEES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2006 AND 2005, AND FOR THE YEAR ENDED DECEMBER 31, 2006

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company. T. Rowe Price Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. The Plan paid T. Rowe Price Trust Company trustee, administrative and other fees of $5,000 during the Plan year ended December 31, 2006.

At December 31, 2006 and 2005, the Plan held 172,139 and 256,389 shares, respectively, of common stock of the sponsoring employer, with a fair value of $3,138,101 and $3,689,435, respectively. During the year ended December 31, 2006, the Plan recorded dividend income from common stock of the sponsoring employer of $87,234.

6.	RECONCILIATION TO FORM 5500

The net assets on the financial statements differ from the net assets on the Form 5500 due to a common collective trust fund being recorded at contract value on the financial statements and at fair value on the Form 5500. The net assets on the financial statements were higher than Form 5500 at December 31, 2006 by $119,455. Additionally, the investment income on the Form 5500 for the year ended December 31, 2006 is lower by $119,455.

7.	SUBSEQUENT EVENTS

The Company has approved changes that will freeze the accrual of benefits under its defined benefit plan effective on December 31, 2007. Beginning on January 1, 2008, non-union hourly employees will instead receive Pension Contributions into the ArvinMeritor, Inc. Hourly Employees Savings Plan in the same manner as it is currently done for non-union hourly employees hired after October 1, 2005.

ARVINMERITOR, INC. HOURLY EMPLOYEES SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2006                                                                             EIN 38-3354643, Plan No. 335

		Description of Investment
	Identity of Issuer,	Including Maturity Date,
	Borrower, Lessor	Rate of Interest, Collateral,	Current
	or Similar Party	Par or Maturity Value	Value

		Mutual Funds
	Alliance Bernstein	Value Fund	$ 100,530
	Goldman Sachs	Core International Equity Fund	1,500,535
	Lord Abbett	Small Cap Value	403,888
	Pimco	U.S. Treasury Intermediate Fund	1,965,025
*	T. Rowe Price	Mid-Cap Growth Fund	2,597,330
*	T. Rowe Price	Growth and Income Fund	3,083,781
*	T. Rowe Price	Growth Stock Fund	1,154,833
*	T. Rowe Price	Retirement 2010 Fund	296,061
*	T. Rowe Price	Retirement 2020 Fund	685,993
*	T. Rowe Price	Retirement 2030 Fund	602,782
*	T. Rowe Price	Retirement 2040 Fund	570,476
*	T. Rowe Price	Retirement Income Fund	63,219
		Common Collective Trust Funds
*	T. Rowe Price	Stable Value Common Trust Fund	13,934,005
*	T. Rowe Price	Equity Index Trust Fund	7,087,277
*	ArvinMeritor	ArvinMeritor Common Stock	3,138,101
*	T. Rowe Price	Cash	496
*	Participant loans	Interest recorded at 1% over prime
		rate, and maturities up to 60 months	1,026,466

			$ 38,210,798

* Party-in-interest.

SIGNATURES

The Plan. Pursuant t the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ARVINMERITOR, INC. HOURLY

EMPLOYEES SAVINGS PLAN

By: /s/ Richard D. Greb

Richard D. Greb, Plan Administrator

June 27, 2007